UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 1-7792

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TAX-ADVANTAGED SAVINGS PLAN OF POGO PRODUCING COMPANY

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

POGO PRODUCING COMPANY

5 GREENWAY PLAZA, SUITE 2700

HOUSTON, TEXAS 77046

Tax-Advantaged Savings Plan of Pogo Producing Company

Index

December 31, 2006 and 2005

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–8

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	9

Note:         All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable or the information required is disclosed in the financial statements and notes thereto.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Tax-Advantaged Savings Plan of Pogo Producing Company

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tax-Advantaged Savings Plan of Pogo Producing Company (the “Plan”) at December 31, 2006 and December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Houston, Texas

June 28, 2007

Tax-Advantaged Savings Plan of Pogo Producing Company

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Investments, at fair value
Pogo Producing Company Stock Fund	$15,242,768	$13,993,911
Registered investment companies	28,754,068	23,498,571
Participant loans	426,297	374,483
Net assets available for benefits	$44,423,133	$37,866,965

The accompanying notes are an integral part of these financial statements.

Tax-Advantaged Savings Plan of Pogo Producing Company

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Interest and dividend income from investments	$1,546,972
Interest income from participant loans	25,606
Net appreciation in fair value of investments	1,182,685
Contributions
Participant
Salary deferral	3,035,051
Rollover	799,025
Company	1,950,499
Total contributions	5,784,575
Rollover loans	18,539
Total additions	8,558,377
Benefits paid	(2,001,009)
Participant loan fees	(1,200)
Total deductions	(2,002,209)
Increase in net assets available for benefits	6,556,168

Net assets available for benefits
Beginning of year	37,866,965
End of year	$44,423,133

The accompanying notes are an integral part of these financial statements.

Tax-Advantaged Savings Plan of Pogo Producing Company

Notes to Financial Statements

December 31, 2006 and 2005

1.                            Description of Plan

The following description of the Tax-Advantaged Savings Plan of Pogo Producing Company (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Pogo Producing Company (“Pogo’’) established the Employees Stock Purchase Plan for Pogo Producing Company (the “Stock Purchase Plan’’) effective January 1, 1978, for the benefit of the employees of Pogo and any participating subsidiaries (collectively, the “Company”). On January 1, 1985, the Stock Purchase Plan was amended and restated and became the Tax-Advantaged Savings Plan of Pogo Producing Company. The Plan was most recently amended effective May 2, 2006.

The Plan is a defined contribution plan and is intended to meet the requirements of Sections 401(a), 401(k) and 501(a) of the Internal Revenue Code of 1986 (the “Code”) and of the Employee Retirement Income Security Act of 1974 (“ERISA”), as either may be amended from time to time.

The Plan administrator is the Administrative Board, the members of which are appointed by Pogo’s board of directors. The Plan trustee is Vanguard Fiduciary Trust Company (“VFTC”) and the Plan’s recordkeeper is The Vanguard Group (“Vanguard”). Individual participant accounts at Vanguard allow participants to access their account balances and to initiate transactions at their convenience.

Investments

The Plan’s investment options include Pogo common stock through the Pogo Producing Company Stock Fund (the “Company Stock Fund”), the Vanguard Prime Money Market Fund, Vanguard Long-Term Investment-Grade Fund Investor Shares, Vanguard Wellington Fund Investor Shares, Vanguard 500 Index Fund Investor Shares and Vanguard PRIMECAP Fund Investor Shares.

The Company Stock Fund invests primarily in Pogo common stock but also maintains a small portion of its balance in cash to help accelerate and simplify the processing of daily participant transactions.

Eligibility and Participation

Participation in the Plan is voluntary. Any active employee of the Company who is at least 21 years of age is eligible to participate in the Plan on the first day of the calendar quarter following employment.

In connection with Pogo’s acquisition of a privately owned production and exploration company on May 2, 2006 (the “2006 Acquisition”), the Plan was amended to allow those employees of the acquired company who were retained by Pogo and who were participating in that company’s 401(k) plan to enroll in the Plan immediately. As a result of such amendment, 89 new participants were enrolled in the Plan effective May 2, 2006.

Participant Contributions

Participants can elect to make contributions to the Plan on a pre-tax basis from 1% to 30% of their eligible compensation, subject to IRS limits. For 2006 and 2005, the IRS limits on participant contributions were $15,000 and $14,000, respectively. Such contributions are invested in the Plan’s currently available investment options in accordance with each participant’s investment allocation.

Participants age 50 or over by the end of a Plan year can elect to make catch-up contributions to the Plan. Catch-up contributions represent employee pre-tax deferrals in excess of IRS annual deferral limits. For 2006, a participant who elected to make catch-up contributions and who contributed the maximum allowed by the IRS ($15,000 for 2006) could continue to make contributions to the Plan up to an additional $5,000. Catch-up contributions are invested in accordance with each eligible participant’s investment allocation.

The Plan allows eligible rollover contributions from other qualified retirement plans on behalf of active participants. The Plan administrator must approve such rollover contributions in advance. Rollover contributions can be invested in any currently available investment option(s) and may be withdrawn from the Plan at any time. Of the $799,025 in rollover contributions accepted by the Plan in 2006, $711,793 came from participants who were enrolled in the Plan as a result of the 2006 Acquisition.

Company Contributions

The Company contributes an amount equal to each participant’s contribution, limited to a maximum of 6% of the participant’s eligible compensation and further limited by IRS rules and regulations. For 2006 and 2005, the maximum that the Company was allowed to contribute on behalf of an individual participant (the “Company Match”) was $13,200 and $12,600, respectively. Catch-up contributions and rollover contributions are not eligible for the Company Match.

The Plan requires the Company Match be invested in the Company Stock Fund until a participant is fully vested in such account. The Plan allows participants who have satisfied the Plan’s two-year service requirement for vesting to redirect the investment of their current and future Company Match account into any currently available investment option(s).

Participant Accounts

Each participant’s account is credited with that participant’s contributions, their Company Match and an allocation of earnings based on their investment options. Allocations of earnings are based on the proportion that each participant’s account balance bears in relation to the total of all participant balances in a particular investment option. The benefit to which a participant is entitled is limited to that participant’s vested account balance. Participant accounts are valued daily.

Vesting

Participants are fully vested in their Company Match account balance after two full years of service with the Company. Participants are always fully vested in their pre-tax contributions and any earnings thereon.

Participants are automatically 100% vested in the Company Match if they die while they are an employee of the Company, retire from the Company at age 55 (or later) or become eligible to receive benefits under the Company’s long-term disability plan. In any of these instances or in the case of termination of employment after vesting, the participant (or in the event of death, the participant’s beneficiary) is entitled to withdraw the entire balance of the Company Match account.

Forfeitures

A participant who is not vested in his Company Match account and is absent from employment for 12 consecutive months for reasons other than death, retirement prior to age 55 or disability forfeits the balance in his Company Match account. Forfeited amounts are invested in the Vanguard Prime Money Market Fund until they are used to reduce Company Match contributions.

There were forfeitures of $19,472 and $4,742 in 2006 and 2005, respectively. At December 31, 2006 and 2005, the forfeiture account balance was $20,145 and $4,749, respectively, which amounts include investment earnings. In August 2006, the prior year-end account balance of $4,749 was transferred out of the forfeiture account and used to reduce current year Company Match contributions.

Participant Loans

An active participant can borrow from his vested account balance a minimum of $1,000 to a maximum equal to the lesser of 50% of such vested balance or $50,000. Participant loans are secured by the borrowing participant’s account balance and are charged an interest rate equal to the prime lending rate plus 1%, a nonrefundable loan origination fee of $40 and a $25 annual maintenance fee which is waived in the year of issue. Payments of principal and interest are made through payroll deduction.

Each eligible participant is allowed a maximum of two loans outstanding at any one time. The loan repayment term cannot exceed 5 years or up to 15 years if the purpose of such loan is to acquire a primary residence.

Upon default, as defined in the Plan’s written loan procedures, participants are considered to have received a taxable distribution and may also be subject to a 10% penalty tax if the default occurs prior to age 59 1/2. In 2006, three (3) loans totaling $11,220 were defaulted on participants who terminated employment during the year.

In 2006, the Plan was amended to allow those participants who were enrolled as a result of the 2006 Acquisition to transfer their outstanding loan balances from the acquired company’s 401(k) plan to the Plan. Five (5) such loans totaling $18,539 were transferred into the Plan.

Benefit Payments

Vested benefits of retired, disabled, deceased or terminated employees are distributed in a single lump-sum payment and are recorded when paid.

Expenses

All Plan expenses, including broker fees for the Company Stock Fund, are paid directly by Pogo. Participant expenses, such as loan fees for participants borrowing against their vested account balances, are paid by such participants.

Termination of the Plan

The Plan may be terminated, amended or modified by Pogo’s board of directors at any time. In the event the Plan is terminated, all participants will become fully vested in their Company Match account balances.

2.                            Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period, and when applicable, disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan invests in certain of Vanguard’s registered investment companies and the Company Stock Fund, all of which are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company Stock Fund is valued at its year-end unit closing price (comprised of its year-end market price plus its uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

3.                            Investments

The following table details the Plan’s investments at fair value. Investments representing 5% or more of the Plan’s net assets in either year are separately identified by an asterisk (*) at December 31:

	2006		2005

Company Stock Fund
Participant-directed	$14,747,406	*	$13,615,107	*
Nonparticipant-directed	495,362		378,804
Vanguard Prime Money Market Fund
Participant-directed	3,591,706	*	2,673,389	*
Nonparticipant-directed	20,145		4,749
Vanguard PRIMECAP Fund Investor Shares	10,177,315	*	8,622,427	*
Vanguard Wellington Fund Investor Shares	7,273,163	*	5,576,120	*
Vanguard 500 Index Fund Investor Shares	5,736,897	*	4,910,237	*
Vanguard Long-Term Investment-Grade Fund Investor Shares	1,954,842		1,711,649
Participant loans	426,297		374,483
	$44,423,133		$37,866,965

During 2006, the Plan’s investments appreciated in value by $1,182,685, as follows:

Company Stock Fund	$(272,624)
Registered investment companies	1,455,309
$1,182,685

4.                            Nonparticipant-Directed Investments

Nonparticipant-directed investments in the Plan are those attributable to the Company Match accounts of nonvested participants (including forfeitures) and those attributable to balances transferred into the Plan from the Employee Stock Ownership Plan of Pogo Producing Company in June 1988. All other Plan investments are participant-directed.

Information about the net assets at December 31, 2006 and 2005, and the significant components of the changes in net assets for the year ended December 31, 2006, relating to the nonparticipant-directed investments is as follows:

	2006	2005
Net assets
Company Stock Fund, at fair value	$495,362	$378,804
Vanguard Prime Money Market Fund	20,145	4,749
	$515,507	$383,553
Changes in net assets
Company contributions		$236,339
Interest and dividend income from investments		2,958
Reclassification to participant-directed investments		(110,257)
Net appreciation in fair value of investments		2,914
Increase in nonparticipant-directed investments		131,954
Balance at beginning of year		383,553
Balance at end of year		$515,507

5.                            Related-Party Transactions

The Plan invests in units of the Company Stock Fund and shares of registered investment companies managed by an affiliate of VFTC. VFTC is the Plan’s trustee and custodian, Vanguard is the Plan’s recordkeeper and Pogo is the Plan’s sponsor. Transactions in the Plan’s investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

6.                            Federal Income Taxes

The Plan is intended to be a qualified plan pursuant to Section 401(a) of the Code. The Company received a favorable tax determination letter from the IRS on June 28, 2002, stating that the Plan, as designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.                            Risks and Uncertainties

The Plan provides for investments in Pogo common stock (through the Company Stock Fund) and various registered investment companies. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities will occur in the near term.

Tax-Advantaged Savings Plan of Pogo Producing Company

PN 002

EIN 74-1659398

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of Issue, Borrower			Current
Lessor or Similar Party	Description of Investment	Cost	Value

Pogo Producing Company common stock*	Participant-directed Pogo Company Stock Fund	**	$14,747,406

Pogo Producing Company common stock*	Nonparticipant-directed Pogo Company Stock Fund	$387,464	495,362

Vanguard Prime Money Market Fund*	Participant-directed Registered Investment Company	**	3,591,706

Vanguard Prime Money Market Fund*	Nonparticipant-directed Registered Investment Company	$20,145	20,145

Vanguard PRIMECAP Fund Investor Shares*	Registered Investment Company	**	10,177,315

Vanguard Wellington Fund Investor Shares*	Registered Investment Company	**	7,273,163

Vanguard 500 Index Fund Investor Shares*	Registered Investment Company	**	5,736,897

Vanguard Long-Term Investment-Grade Fund
Investor Shares*	Registered Investment Company	**	1,954,842

Participant loans*	At an interest rate of 5%-9.25%	**	426,297
			$44,423,133

*           Indicates party-in-interest.

**    Cost not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TAX-ADVANTAGED SAVINGS PLAN OF POGO PRODUCING COMPANY

By:	/s/ John O. McCoy, Jr.
John O. McCoy, Jr.
Member of the Administrative Board

Date: June 28, 2007

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

23.1	— Consent of PricewaterhouseCoopers LLP